UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 4)*

OVERHILL FARMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

690212 10 5

(CUSIP Number)

Arthur E. Levine Levine Leichtman Capital Partners II, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690212 10 5	Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: – 0 – Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: – 0 – Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 690212 10 5	Page 3 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LLCP California Equity Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: – 0 – Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: – 0 – Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 690212 10 5	Page 4 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (c) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: – 0 – Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power – 0 – Shares 10. Shared Dispositive Power 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)

14.	Type of Reporting Person CO

CUSIP No. 690212 10 5	Page 5 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur E. Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (d) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: – 0 – Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: – 0 – Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)

14.	Type of Reporting Person IN

CUSIP No. 690212 10 5	Page 6 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lauren B. Leichtman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (e) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: – 0 – Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: – 0 – Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)

14.	Type of Reporting Person IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 4 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on November 18, 2002 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 17, 2002 (“Amendment No. 1 to Schedule 13D”), as further amended by Amendment No. 2 to Schedule 13D filed with the Commission on April 14, 2003 (“Amendment No. 2 to Schedule 13D”), and as further amended by Amendment No. 3 to Schedule 13D filed with the Commission on April 25, 2003, relating to the Common Stock, par value $.01 per share, of Overhill Farms, Inc., a Nevada corporation (the “Issuer”). The Original Schedule 13D, as amended by Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D and Amendment No. 3 to Schedule 13D, is referred to herein as the “Amended Schedule 13D.”

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 15, 2002, a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D, among and on behalf of the Reporting Persons.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

The source and amount of funds used by the Partnership to purchase the April 2003 Shares as described in Item 4 below were capital contributions made by the partners of the Partnership in the aggregate amount of $24,667.59.

Item 4.	Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

At the 2003 Annual Meeting of Stockholders of the Issuer held on August 11, 2003, the Issuer’s stockholders ratified and approved the issuance to the Partnership of

2,466,759 shares of Common Stock (the “April 2003 Shares”) which, as described in Amendment No. 2 to Schedule 13D, the Issuer had originally agreed to issue and sell to the Partnership, subject to the prior approval by the AMEX of an application to list the April 2003 Shares, pursuant to the First Amendment to Restated Securities Purchase Agreement. (The Issuer’s obligations to issue and sell the April 2003 Shares to the Partnership was subsequently modified pursuant to the Second Restated Securities Purchase Agreement, as amended.) On or before August 19, 2003, the Issuer’s application to list the April 2003 Shares was approved by the AMEX. On August 20, 2003, the Issuer issued and sold to the Partnership, and the Partnership purchased from the Issuer, the April 2003 Shares for an aggregate purchase price of $24,667.59.

The Reporting Persons acquired beneficial ownership of the April 2003 Shares as described above in the ordinary course of business for investment purposes and, except as described below, not with the purpose of changing, obtaining, acquiring or influencing control of the Issuer. The Partnership may use its board designee, board observer, operating committee and other investor rights under the Second Restated Securities Purchase Agreement, as amended, and/or other Investment Documents (as defined in the Second Restated Securities Purchase Agreement, as amended) as described in the Amended Schedule 13D and this Amendment in a manner which may result in the Partnership changing, obtaining, acquiring or influencing control of the Issuer.

As with other investments held by the Reporting Persons, the Reporting Persons consider various alternatives to increase the value of their equity securities in the Issuer and may from time to time consider implementing such alternatives. The Reporting Persons retain the right, depending on market conditions and/or other factors, to change their investment intent, to acquire from time to time additional shares of Common Stock (or debt or other equity or equity-linked securities of the Issuer), to exercise all or a portion of the Warrants, to convert all or a portion of the Series A Preferred Shares into Common Stock and/or to sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or part of the Warrants or the Common Stock issuable upon exercise thereof, the Series A Preferred Shares or the Common Stock issuable upon conversion thereof, the Common Stock or any other securities in the Issuer beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Except for the foregoing, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)	Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 5,688,022 shares of Common Stock, including 5,404,746 shares of Common Stock, 200 shares of Common Stock issuable upon exercise of the December 2002 Restated Warrants and 283,076 shares of Common Stock issuable upon conversion of the Series A Preferred Shares (see Items 3 and 4 above and Item 6 below). Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of August 6, 2003, approximately 37.7% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act and assuming that 12,338,797 shares of Common Stock were issued and outstanding as of such date, as reported by the Issuer in its Form 10-Q for the quarterly period ended June 29, 2003, filed with the Commission on August 13, 2003).

Pursuant to the Investor Rights Agreement, the Reporting Persons may also be deemed to be beneficial owners, for purposes of the election or appointment of the LLCP Representative to the Board as described in Items 4 above and 6 below, of additional shares of Common Stock beneficially owned by James Rudis (excluding shares of Common Stock issuable upon exercise of options currently held by him which have not been exercised). There is no LLCP Representative currently serving on the Board. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by Mr. Rudis and disclaim beneficial ownership of such shares.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,688,022 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,688,022 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,688,022 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,688,022 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

(c)	Except as described in Items 3 and 4 above, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

The Issuer, the entities from time to time parties thereto as Guarantors (including Overhill Ventures) and the Partnership entered into that certain First Amendment to Second Amended and Restated Securities Purchase Agreement dated as of May 16, 2003, a copy of which is attached as Exhibit 99.23 hereto, and that certain Second Amendment to Second Amended and Restated Securities Purchase Agreement dated as of June 19, 2003, a copy of which is attached as Exhibit 99.24 hereto, pursuant to which, in each case, the parties thereto amended the Second Restated Securities Purchase Agreement as provided for therein, respectively.

In addition, the Issuer, Overhill Ventures and Pleasant Street entered into that certain First Amendment to Second Amended and Restated Loan and Security Agreement dated as of May 16, 2003, a copy of which is attached as Exhibit 99.25 hereto, and that certain Second Amendment to Second Amended and Restated Loan and Security Agreement dated as of June 19, 2003, a copy of which is attached as Exhibit 99.26 hereto, in each case pursuant to which the parties thereto amended the PSI Loan and Security Agreement as provided for therein, respectively.

As described in Item 4 above, on August 20, 2003, the Issuer issued and sold to the Partnership the April 2003 Shares for an aggregate purchase price of $24,667.59. (The Partnership had previously extended, at the request of the Issuer, the date by which the Issuer would be required to issue and sell the April 2003 Shares to the Partnership to August 20, 2003.)

The descriptions of the documents referred to above are not, and do not purport to be, complete and are qualified in their entirety by reference to copies of the same filed as Exhibits 99.23 through 99.26 hereto, respectively, and incorporated herein in their entirety by this reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.23	First Amendment to Second Amended and Restated Securities Purchase Agreement dated as of May 16, 2003, among the Issuer, the entities from time to time parties thereto as Guarantors and the Partnership (incorporated by reference to Exhibit 10.15 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003).

99.24	First Amendment to Second Amended and Restated Loan and Security Agreement dated as of May 16, 2003, among the Issuer, Overhill Ventures and Pleasant Street (incorporated by reference to Exhibit 10.16 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003).

99.25	Second Amendment to Second Amended and Restated Securities Purchase Agreement dated as of June 19, 2003, among the Issuer, the entities from time to time parties thereto as Guarantors and the Partnership (incorporated by reference to Exhibit 10.17 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003).

99.26	Second Amendment to Second Amended and Restated Loan and Security Agreement dated as of June 19, 2003, among the Issuer, the entities from time to time parties thereto as Guarantors and Pleasant Street (incorporated by reference to Exhibit 10.18 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated: August 21, 2003	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a California limited partnership

	By:	LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

			By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

		By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

	By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine President

/s/ ARTHUR E. LEVINE
ARTHUR E. LEVINE

/s/ LAUREN B. LEICHTMAN
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description

99.23	First Amendment to Second Amended and Restated Securities Purchase Agreement dated as of May 16, 2003, among the Issuer, the entities from time to time parties thereto as Guarantors and the Partnership (incorporated by reference to Exhibit 10.15 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003).

99.24	First Amendment to Second Amended and Restated Loan and Security Agreement dated as of May 16, 2003, among the Issuer, Overhill Ventures and Pleasant Street (incorporated by reference to Exhibit 10.16 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003).

99.25	Second Amendment to Second Amended and Restated Securities Purchase Agreement dated as of June 19, 2003, among the Issuer, the entities from time to time parties thereto as Guarantors and the Partnership (incorporated by reference to Exhibit 10.17 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003).

99.26	Second Amendment to Second Amended and Restated Loan and Security Agreement dated as of June 19, 2003, among the Issuer, Overhill Ventures and Pleasant Street (incorporated by reference to Exhibit 10.18 to the Issuer’s Form 8-K filed with the Commission on August 7, 2003).